Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form F-3 of our report dated July 10, 2007 (which report includes explanatory paragraphs related to the adoption of new accounting standards and convenience translation from Indian rupee amounts to U.S. dollar amounts), relating to the consolidated financial statements of HDFC Bank Ltd. and subsidiaries (the “Bank”) and our report dated July 10, 2007 relating to management’s report on the effectiveness of internal control over financial reporting appearing in the Annual Report on Form 20-F of the Bank for the year ended March 31, 2007, and to the use of our reports dated July 10, 2007, appearing in the Prospectus, which is part of this Registration Statement. We also consent to the reference to us under the heading “Experts” in such Prospectus.

/s/ Deloitte Haskins & Sells

DELOITTE HASKINS & SELLS
Mumbai, Maharashtra, India
July 10, 2007